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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                          The Chalone Wine Group, Ltd.
---------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    157639105
                       -----------------------------------
                                 (CUSIP Number)

                               Michael A. Varet, Esq.
                               Piper & Marbury L.L.P.
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                    May 13, 1996
                --------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SEC 1746 (12-91)

                           IMPORTANT EXPLANATORY NOTE

      PLEASE BE AWARE THAT THIS IS A REFILING OF AMENDMENT NO. 9 TO THE SCHEDULE 13D REPRESENTING THE BENEFICIAL OWNERSHIP OF DOMAINES BARONS DE ROTHSCHILD (LAFITE) ("DOMAINES") IN THE CHALONE WINE GROUP, LTD. ("CHALONE") IT IS NOT A NEW FILING AND DOES NOT REFLECT ANY TRANSACTION BY DOMAINES RELATING TO THE SECURITIES OF CHALONE OTHER THAN AS PREVIOUSLY REPORTED IN AMENDMENT NO. 9.

     AMENDMENT NO. 9 WAS ORIGINALLY FILED ELECTRONICALLY WITH THE SEC ON MAY 24, 1996, BUT WAS INADVERTENTLY FILED USING ANOTHER FILER'S SEC IDENTIFICATION FILING CODE RATHER THAN THE CODE FOR DOMAINES. AS A RESULT, AMENDMENT NO. 9 DID NOT APPEAR UNDER THE LIST OF 13D FILINGS FOR DOMAINES. THIS FILING OF AMENDMENT NO. 14 TO DOMAINE'S SCHEDULE 13D IS MERELY INTENDED TO CORRECT THIS OVERSIGHT.

                                                          SCHEDULE 13D

CUSIP No.  157639105                                  Page 3 of 17 Pages
---------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Domaines Barons de Rothschild (Lafite)
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK, WC
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF             4,439,374

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              4,439,374
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                       0
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,439,374
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*         |X|

     Excludes shares held by others who are parties to the 1995 Voting Agreement described herein.
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.7
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

           CO
---------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This amends the Statement on Schedule 13D dated April 19, 1989, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9, No. 10, No. 11, No. 12 and No. 13 thereto (collectively, the "Schedule 13D") previously filed with the Securities and Exchange Commission by Domaines Barons de Rothschild (Lafite) with respect to its beneficial ownership of common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. In accordance with Rule 101(a)(2)(ii) of Regulation S-T promulgated under the Securities Exchange Act of 1934, as amended, this first electronically filed amendment to the previously-filed paper format Schedule 13D restates the entire text of the Schedule 13D as of the date hereof.

      Item 1.Security and Issuer.

     This statement relates to the Common Stock, no par value (the "Common Stock") of The Chalone Wine Group, Ltd., a California corporation (the
"Company"). The address of the Company's principal executive office is 621 Airpark Road, Napa, California 94585-6272.

      Item 2.Identity and Background.

     This statement is being filed on behalf of Domaines Barons de Rothschild (Lafite), a "societe en commandite par actions" organized and existing under the laws of France ("Domaines"). Domaines is primarily engaged in the business of owning and managing wine-producing properties, and its principal executive offices are located at 33, rue de la Baume, 75008 Paris, France. Domaines has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violations with respect to such laws.

           Information with respect to each of the members of Domaines' Supervisory Counsel and each principal officer of Domaines is set forth on Schedule A hereto and incorporated by reference herein.

      Item 3.Source and Amount of Funds or Other Consideration.

           On May 13, 1996, Domaines purchased $5 million principal amount of the Company's 5% Convertible Subordinated Debentures due April 18, 1999 (the "Debentures") for an aggregate consideration of $5,008,904. The Debentures were purchased in equal amounts from Ferruzzi Finanziaria, Milan, Italy, and Montedison International NV, Viganello, Switzerland, for their principal amount plus $8,904 representing accrued interest from May 1, 1996. The source of the funds utilized by Domaines to purchase the Debentures was a loan of 15,000,000 French Francs which Domaines made from Rothschild & Compagnie Banque, 17 Avenue Matignon, 75008 Paris, France and Domaines' working capital.

      Item 4.Purpose of Transaction.

           As previously reported on Schedule 13D, in 1989, the Company and Domaines participated in certain transactions whereby the Company and Domaines exchanged equity interests. Thereafter, Domaines has acquired additional shares of Common Stock upon exercise of warrants, conversion of debentures and participation in private placements by the Company. As the result of a transaction that occurred on October 25, 1995, the Company exchanged substantially all of the shares which it then owned in Domaines for a 23.5 percent partnership interest in Societe Civile Chateau Duhart-Milon, a French company controlled by Domaines. At present the company owns only one share of Domaines. See Item 6.

           All of the shares of Common Stock acquired by Domaines pursuant to such previously reported transactions and the transaction which is the subject of this Amendment were acquired for investment. Domaines does not have any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.

      Item 5.Interest in Securities of the Issuer.

           (a) As of May 13, 1996, Domaines beneficially owned, an aggregate of 4,439,374 shares of Common Stock, which includes 357,143 shares of Common Stock issuable upon the exercise of the 1993 Warrants issued March 29, 1993, in connection with the private placement reported in Amendment No. 3 dated April 8, 1993 to the Schedule 13D ("1993 Warrants"); 416,667 shares of Common Stock issuable upon the exercise of the Warrants issued to Domaines pursuant to the Omnibus Agreement (described in Item 6) on October 25, 1995 (the "1995 Warrants"), and 567,706 shares issuable upon exercise of the Debentures. The shares of Common Stock beneficially owned by Domaines represent 49.66 percent of the Common Stock outstanding, after giving effect to the additional shares of Common Stock issuable on the exercise of the 1993 Warrants, the 1995 Warrants, and conversion of the Debentures based on a total of 7,597,766 shares outstanding on May 13, 1996 (as advised by the Company).

           Domaines expressly disclaims that it and the signatories to the "1995 Voting Agreement" (described in Item 6) constitute a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Domaines also expressly disclaims any beneficial ownership in the Common Stock or other securities of the Company held by the other signatories to the 1995 Voting Agreement.

           (b) Domaines does not believe that the 1995 Voting Agreement creates a circumstance of shared voting power. Accordingly, Domaines has sole voting and dispositive power over all shares of Common Stock it holds.

           (c) Other than the purchase of the  Debentures  (as described in Item
3), Domaines has not effected any transaction in shares of Common Stock during the past 60 days.

           (d) Not applicable.

           (e)  Not applicable

      Item 6.Contracts,    Arrangements,    Understandings    or
             Relationships  With  Respect  to  Securities  of  the
             Issuer.

           (A) Current Transaction. On May 13, 1996, Domaines purchased $5 million principal amount of the Debentures (see Item 3). The Debentures are presently by their terms convertible into 567,706 shares of the Company's Common Stock at a conversion price of $8.807 per share.

           (B) Restatement - October 25, 1995 Transactions. As previously reported on Amendment No. 8 to the Schedule 13D, on October 25, 1995, pursuant to an agreement (the "Omnibus Agreement") dated August 22, 1995, between the Company, Domaines, and Summus Financial, Inc. ("Summus") the following transactions (the "Transactions") were completed:

           (1) Domaines converted its $12,384,000 principal amount of the Company's 5% Convertible Subordinated Debentures due 1999 (the "Debentures") into 1,769,143 shares of Common Stock at $7.00 per share.

           (2) Domaines and Summus each purchased 416,667 units (the "Units") each Unit consisting of one share of Common Stock and one warrant ("Warrant") to purchase a like number of shares of Common Stock at $8.00 per share, at $6.00 per Unit for an aggregate consideration of $2,500,002 each. Each Warrant may be exercised until October 25, 2000.

           (3) The Company contributed 14,054 shares (out of a total of 14,055 shares) which it owned in Domaines to Societe Civile Chateau Duhart-Milon ("CDM") in exchange for a 23.5 percent partnership interest in CDM. (CDM is a French company, controlled by Domaines, that owns Chateau Duhart-Milon, a vineyard in the Bordeaux region of France.) The Company continues to own one share in Domaines and will continue to have one director to serve on Domaines' Board.

           (4) The Standstill Agreement between the Company and Domaines (which was part of the April 19, 1989 Shareholders' Agreement between the Company and Domaines -- See Exhibit 2 to Schedule 13D filed by Domaines on May 4, 1989) was terminated. By the Omnibus Agreement, Domaines has agreed not to increase its aggregate holding of the Company's Common Stock to over 49.9 percent on a fully diluted basis before December 31, 1999.

           (5) The Company's Board of Directors (the "Board") was increased from nine to eleven members, of which three will be nominated by Domaines (which previously had two members on the Board) and two will be nominated by Summus (which previously had one member on the Board). As long as Domaines has at least two designees on the Company's Board, the Company has agreed to use its best efforts to cause two designees of Domaines to be appointed to the five person Executive Committee of the Board.

           (6) Under the Omnibus Agreement, (i) if the Company sells any of its Common Stock, or securities convertible into Common Stock, or grants certain options for the purchase of Common Stock, Domaines will have the right to purchase that amount of the particular securities being issued, on the same terms and conditions as the remainder of the issuance, that will cause Domaines' voting power in the Company immediately after the issuance to be not less than such voting power immediately prior to the issuance.

           (7) The registration rights under the Securities Act of 1933, as amended, provided for by the Common Stock Purchase Agreement executed in connection with the 1933 private placement described in Amendment No. 3 to the
Schedule 13D have been extended to the Common Stock and Warrants issued in the 1998 Transactions.

           (A copy of the Omnibus Agreement was filed as an Exhibit to Amendment No. 8 to the Schedule 13D filed on October 26, 1995.)

           (8) In connection with the exchange by the Company of shares in Domaines for a partnership interest in CDM, Domaines, the Company and Societe Financiere Viticole S.A. (with which Domaines were the two partners of CDM immediately prior to such exchange) entered into a Memorandum of Understanding dated September 30, 1995, a copy of which was attached as Exhibit 2 to Amendment No. 8 to Schedule 13D filed by Domaines on October 26, 1995, and an Amendment Agreement dated September 30, 1995 (amending the Articles of Association (Statuts) of CDM), a copy of which was attached as Exhibit 3 to Amendment No. 8 to Schedule 13D filed by Domaines on October 26, 1995.

           (9) Domaines, Summus and W. Philip Woodward (Chairman of the Company, acting in his individual capacity) entered into a "1995 Voting Agreement" dated October 25, 1995, pursuant to which they have agreed that commencing with the Company's 1996 Annual Meeting and for so long as the parties own any voting stock of the Company during the term of the agreement they will vote their shares in favor of their respective designees for election as directors of the Company, subject to the terms of the 1995 Voting Agreement, a copy of which was attached as Exhibit 4 to Amendment No. 8 to Schedules 13D filed by Domaines on October 26, 1995. The 1995 Voting Agreement terminates on October 25, 2000.

      Item 7.Material to be Filed as Exhibits.

           The following are filed herewith as Exhibits:

           Exhibit                          Description

               1. Agreement dated May 9, 1996 between Domaines and Ferruzzi Finanziaria S.p.A.

               2.                           Agreement  dated May 9,
                                            1996 between Domaines
                                            and Montedison International N.V.

                                    SIGNATURE

           After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

      Dated:  July 6, 1999         DOMAINES BARONS DE ROTHSCHILD
                                   (LAFITE)



                               By     s/Michael A. Varet
                                    --------------------
                                    Michael A. Varet
                                    Attorney-in-Fact



                                 Page 10 0f 17

                                                                      Schedule A

                       MEMBERS OF THE SUPERVISORY COUNCIL
                            AND PRINCIPAL OFFICERS OF
                     DOMAINES BARONS DE ROTHSCHILD (LAFITE)


Name, Address and Citizenship     Employment
----------------------------      ----------

Mr. Jacques GETTEN                Retired
(Chairman of the Supervisory
 Council)
21 Boulevard Beausejour
75016 Paris, France
French

Mr. Elie de ROTHSCHILD            Retired
32 Ormonde Gate
SW3 4HA  London, England
French

Mr. Bernard FRAIGNEAU             Managing Partner
13 Avenue Bosquet                 Societe L'Lions (financial company)
75007 Paris, France               9, rue Rougemont
French                            75009 Paris, France

Mr. Gerard COCRELLE               Chairman
5 Rue Albert de Lapparent         Societe de Gerance d'Immeubles Municipaux
75007 Paris, France               (SGIM)
French                            57, rue Pigalle
                                  75009 Paris, France

Mr. Roland VIOLOT                 President and Chief Executive Officer
18 Rue d'Armaille                 Salon International de L'Alimentation
75017 Paris, France                 (exhibition center)
French                            27, rue de la Bienfaisance
                                  75008 Paris, France

Mr. Mario de BENEDETTI            Managing Director
145 Corso Chieri                  Imobiliare Agricola Septentrionale
10132 Torino, Italy               Via Garibaldi 5
Italian                           Torino, Italy

Mr. Edmond de ROTHSCHILD          Chairman
Chateau de Pregny                 La Compagnie Financiere Holding Benjamin and
Geneva, Switzerland               Edmond de Rothschild S.A.
French                            Geneva, Switzerland



                                 Page 11 0f 17

THE CHALONE WINE GROUP, LTD.      represented by Mr. Philip WOODWARD,
621 Airpark Road                    President and Chief Executive Officer
Napa, California  94558
American

Mr. Eric de ROTHSCHILD            Managing Partner
7 Avenue Marigny                  Domaines Barons de Rothschild (Lafite)
75008 Paris, France               33, rue de la Baume
French                            75008 Paris, France

Mr. Christophe SALIN              President
49 Boulevard Vincent Auriole      Domaines Barons de Rothschild (Lafite)
75013 Paris, France               33, rue de la Baume
French                            75008 Paris, France

                                                                       EXHIBIT 1

This exhibit constitutes a fair and accurate English translation of a foreign language document, as required by Rule 306 of Regulation S-T.

                                      /s/ Michael A. Varet
                                      ----------------------------------
                                      Michael A. Varet, Attorney-in-Fact



                               AGREEMENT


Between the undersigned:

FERRUZZI FINANZIARIA S.p.A., 4 Via Illica, Milan, 20121, ITALY,

represented by Enrico BONDI, Delegated Administrator, Director General

                                hereinafter referred to as the "Seller,"

and

LES DOMAINES BARONS DE ROTHSCHILD (LAFITE), 33, rue de la Baume, 75008, Paris, FRANCE,

represented by Eric de ROTHSCHILD, President Director General,

                                 hereinafter referred to as the "Buyer,"

FIRST, IT IS HEREBY ACKNOWLEDGED AS FOLLOWS:

On April 19, 1989, Chalone Wine Group, Ltd., formerly known as Chalone Incorporated, 321 Airpark Road, Napa, California, 94558-6272, USA (the
"Company"), issued its 5% Convertible Subordinated Debenture due 1999 ("Convertible Debenture No. 1") in the original principal amount of US$2,500,000.

On October 18, 1996, the Seller acquired Convertible Debenture No. 1 in connection with the merger of the Seller and the company Gaic S.p.A., which took effect on October 31, 1995.

As the certificate evidencing Convertible Debenture No. 1 has been lost, destroyed or stolen, the Seller has agreed, by two agreements dated May 13, 1996, (i) to declare the loss of such document to the Company and (ii) to indemnify the Buyer against any and all damage which may result from the eventual reappearance of such document.

The Buyer desires to purchase Convertible Debenture No. 1.

THE PARTIES HEREBY AGREE AS FOLLOWS:

PURPOSE.

Article 1.
By this agreement, the Seller agrees to transfer all of its right, title and interest in and to Convertible Debenture No. 1 to the Buyer, who agrees to pay the purchase price therefor.

TERMS AND CONDITIONS.

Article 2.
The purchase price is set at US$2,500,000 (two million five hundred thousand dollars), to which shall be added a pro rata share of the coupon as of the date of signing of this agreement.

Article 3.
It is expressly agreed between the parties that the Buyer will pay the agreed price no more than five days after the signing of this agreement.

Article 4.
Each party will pay such registration and stamp taxes, and all such other taxes or fees, as may be required of such party.

Article 5.
The Seller will notify the Company by certified mail, return receipt requested, of the sale of Convertible Debenture No. 1 to the Buyer, as soon as the Seller executes this agreement or by May 13, 1996, at the latest.

EFFECTIVE DATE.

Article 6.
This agreement will become effective on the date next to the name of the last to sign of the parties, but no later than May 13, 1996.

LITIGATION.

Article 7.
For purposes of the execution of this agreement, the parties agree that each shall be deemed to be domiciled in Paris.

In the event of litigation, the courts having power to rule over disputes arising from the interpretation or the execution of this agreement will be those whose decisions are subject to review by the Court of Appeals of Paris.

Signed in two counterparts.

Paris, May 9, 1996. Milan, May 13, 1996.

      /s/ Eric de Rothschild                 /s/ Enrico Bondi
------------------------------------------   ------------------
Les Domaines Barons de Rothschild (Lafite)   Ferruzzi Finanziaria S.p.A.
Eric de ROTHSCHILD                           Enrico BONDI

                                                                       EXHIBIT 2

           This exhibit constitutes a fair and accurate English translation of a foreign language document, as required by Rule 306 of Regulation S-T.

                                      /s/ Michael A. Varet
                                      ----------------------------------
                                      Michael A. Varet, Attorney-in-Fact

                               AGREEMENT


Between the undersigned:

MONTEDISON INTERNATIONAL N.V., c/o Montedison S.p.A., Foro Buonaparte 31, Milan, 20124, ITALY,

represented by Fulvio CONTI, President,

                                hereinafter referred to as the "Seller,"

and

LES DOMAINES BARONS DE ROTHSCHILD (LAFITE), 33, rue de la Baume, 75008, Paris, FRANCE,

represented by Eric de ROTHSCHILD, President Director General,

                                 hereinafter referred to as the "Buyer,"

FIRST, IT IS HEREBY ACKNOWLEDGED AS FOLLOWS:

On April 19, 1989, Chalone Wine Group, Ltd., formerly known as Chalone Incorporated, 321 Airpark Road, Napa, California, 94558-6272, USA (the
"Company"), issued its 5% Convertible Subordinated Debenture due 1999 ("Convertible Debenture No. 2") in the original principal amount of US$2,500,000.

The Seller acquired Convertible Debenture No. 2 on April 19, 1989.

The Buyer desires to purchase Convertible Debenture No. 2.

THE PARTIES HEREBY AGREE AS FOLLOWS:

PURPOSE.

Article 1.
By this agreement, the Seller agrees to transfer all of its right, title and interest in and to Convertible Debenture No. 2 to the Buyer, who agrees to pay the purchase price therefor.

TERMS AND CONDITIONS.

Article 2.
The purchase price is set at US$2,500,000 (two million five hundred thousand dollars), to which shall be added a pro rata share of the coupon as of the date of signing of this agreement.

Article 3.
It is expressly agreed between the parties that the Buyer will pay the agreed price no more than five days after the signing of this agreement.

Article 4.
Each party will pay such registration and stamp taxes, and all such other taxes or fees, as may be required of such party.

Article 5.
The Seller will notify the Company by certified mail, return receipt requested, of the sale of Convertible Debenture No. 2 to the Buyer, as soon as the Seller executes this agreement or by May 13, 1996, at the latest.

EFFECTIVE DATE.

Article 6.
This agreement will become effective on the date next to the name of the last to sign of the parties, but no later than May 13, 1996.

LITIGATION.

Article 7.
For purposes of the execution of this agreement, the parties agree that each shall be deemed to be domiciled in Paris.

In the event of litigation, the courts having power to rule over disputes arising from the interpretation or the execution of this agreement will be those whose decisions are subject to review by the Court of Appeals of Paris.

Signed in two counterparts.

Paris, May 9, 1996. Milan, May 13, 1996.

    /s/ Eric de Rothschild                   /s/ Fulvio Conti
-----------------------------------------    -----------------------------
Les Domaines Barons de Rothschild (Lafite)   Montedison International N.V.
Eric de ROTHSCHILD                           Fulvio CONTI



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